Keith D. Ross	Alliant Techsystems Inc.	952.351.3086
Senior Vice President	MN05-3E	952.351.3080 fax
& General Counsel	7480 Flying Cloud Drive	keith.ross@atk.com
	Minneapolis, MN 55344-3720
	www.atk.com

February 18, 2009

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington DC 20549

Re:                             Alliant Techsystems Inc.
Form 10-K
Filed May 23, 2008
File No. 001-10582

Dear Mr. Morris:

I am Senior Vice President and General Counsel of Alliant Techsystems Inc. (the “Corporation”) and on January 14, 2009 I wrote to you on behalf of the Corporation in response to your letter, dated December 31, 2008, to Daniel J. Murphy.  In that letter, you requested that the Corporation revise its executive compensation disclosure in the “Determination of Compensation” section of Schedule 14A in future filings.  In our response, the Corporation accepted the Commission’s comments and agreed to make the requested changes in future filings.

Subsequently, your office made a follow-up request that the Corporation provide greater detail to the Commission regarding how the Corporation uses the two benchmarks disclosed in its Schedule 14A in setting executive compensation.  Please see the explanation set forth below.

The Corporation has identified two different groups to be used to benchmark various elements of our executive officer compensation program.  One group is clearly characterized as an industry peer group in that the compensation committee uses that group to benchmark company performance for purposes of evaluating performance-based compensation.  The other group is a general industry group that is used to provide data regarding market pay levels for salary and incentive compensation.  Both groups are further described below.

The Corporation uses the industry peer group for two purposes.  First, prior to the payment of annual and long-term incentive compensation each year, the Corporation completes a pay-for-performance analysis to evaluate and determine whether the payment amounts align with the performance results the Corporation delivered as compared to the performance of the industry peer group.   Using the industry peer group for this purpose ensures that the Corporation is aligned with our pay-for-performance philosophy.  Second, the Corporation periodically benchmarks particular elements of its executive compensation program such as perquisites or other executive benefit program provisions.  Using the industry peer group for this purpose ensures that the Corporation remains aligned with industry executive compensation practices to support the attraction and retention of our executive talent.  There are approximately 20 companies in the industry peer group and they are identified in the Corporation’s proxy statement each year.

To benchmark the compensation levels of our executive officers, the Corporation uses a general industry group that is defined as a subset of Towers Perrin’s executive compensation survey database by excluding financial services, energy services, and healthcare services and any companies with revenues of less than $1 billion or greater than $20 billion.  This subset of the survey database is then regressed to the Corporation’s projected fiscal year revenue size.  Using this group for benchmarking provides the Corporation with a significant sample size and a consistent approach for benchmarking all executive positions.  The number of companies in this group changes from year to year, but is currently approximately 368.

Each year, prior to setting the pay levels for our executive officers, Towers Perrin provides the Corporation with the benchmark data for base salary, annual incentive and long-term incentive compensation levels for each executive officer position.  The data for each position are compared to the current compensation levels of the respective executive officer and adjustments to compensation levels are identified to deliver a targeted level of total direct compensation value (base salary, annual incentive, and long-term incentives) consistent with the Corporation’s overall compensation philosophy for base salary, annual incentive and long-term incentive compensation.  The CEO makes final recommendations regarding compensation levels of the executive officers (other than himself) to the compensation committee on pay levels based on the benchmark comparison and his assessment of the officer’s performance.

Hopefully, the foregoing explanation adequately addresses your request.  Furthermore, the Corporation reiterates its commitment in its January 14, 2009 response letter to clarify that different benchmarking groups exist and to identify the benchmark companies in the Towers Perrin database and in the aerospace and defense industry in future filings.

Sincerely,

/s/ Keith D. Ross

Keith D. Ross
Senior Vice President & General Counsel